UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   SCHEDULE 13G
                                  (RULE 13D-102)


                        INFORMATION STATEMENT PURSUANT TO
                  RULES 13D-1(b) AND (c) AND AMENDMENTS THERETO
                            FILED PURSUANT 13D-2(b)
                                (AMENDMENT NO. 1)*



                               REDFED BANCORP INC.
                                 (Name of Issuer)


                                   COMMON STOCK
                          (Title of Class of Securities)


                                    757341102
                                  (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO.   757341102                      13G                 PAGE 2 OF 4 PAGES


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NEW YORK LIFE TRUST COMPANY               EIN # 13-3808042

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
                                                                  (b) [  ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK, NEW YORK


NUMBER OF               5.    SOLE VOTING POWER                     454,068
SHARES
BENEFICIALLY            6.    SHARED VOTING POWER                         0
OWNED BY
EACH                    7.    SOLE DISPOSITIVE POWER                454,068
REPORTING
PERSON                  8.    SHARED DISPOSITIVE POWER                    0
WITH

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                               454,068

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES* [  ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                   6.1%


12.   TYPE OF REPORTING PERSON*

            BK

                       *SEE INSTRUCTIONS BEFORE FILLING OUT








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CUSIP NO.   757341102                       13G                PAGE 3 OF 4 PAGES


Item 1(a)   Name of Issuer:   REDFED BANCORP INC.

Item 1(b)   Address of Issuer's principal executive offices:

            300 EAST STATE STREET
            REDLANDS, CALIFORNIA   92373

Item 2(a)   Name of person filing:    NEW YORK LIFE TRUST COMPANY

Item 2(b)   Address of principal business office:

            51 MADISON AVENUE, ROOM 117A
            NEW YORK, NY  10010

Item 2(c)   Citizenship:  SEE ITEM 4 OF COVER PAGE

Item 2(d)   Title of class of securities:  SEE COVER PAGE

Item 2(e)   Cusip No.:  SEE COVER PAGE

Item 3(b)   Type of Person:    SEE ITEM 12 OF COVER PAGE

Item 4(a) Amount beneficially owned: New York Life Trust Company, in its capacity as trustee of the Redlands Federal Bank Employee 401(k) Savings Plan and the Redlands Federal Bank Employee Stock Ownership Plan, may be deemed the beneficial owner of 454,068 shares of common stock of the issuer which are owned by the Plan on behalf of numerous participants.


Item 4(b)   Percentage of class:    6.1%


Item 4(c) For information regarding voting and dispositive power with respect to the above listed shares see items 5-8 of Cover Page.

Item 5      Ownership of 5 percent or less of a class:  NOT APPLICABLE

Item 6      Ownership of more than 5 percent on behalf of another person:
            Shares as to which this schedule is filed are owned by Redlands Federal Bank Employee 401(k) Savings Plan and Redlands Federal Bank Employee Stock Ownership Plan on behalf of numerous participants, which participants receive dividends and the proceeds for the sale of such shares. No such participant is known to have such an interest with respect to more than 5% of the class except as follows: NONE



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CUSIP NO.   757341102                     13G                  PAGE 4 OF 4 PAGES

Item 7      Identification and classification of members of the subsidiary which
            acquired the   security  being  reported  on  by  the parent holding
            company:        NOT APPLICABLE

Item 8      Identification and classification of members of the group:
            NOT APPLICABLE

Item 9      Notice of dissolution of the group:  NOT APPLICABLE

Item 10     Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                     SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Dated: February 5, 1998


                                           /S/   WILLIAM V. ZALESKI
                                           ----------------------------
                                           Name:  William V. Zaleski
                                           Title: President